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Exhibit (a)(9)

April 11, 2008

Dear Millennium Stockholder:

        We are pleased to report that Millennium has entered into a Merger Agreement with Takeda America Holdings, Inc., a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, that provides for the acquisition of Millennium common stock at a price of $25.00 per share in cash. Under the terms of the proposed transaction, Mahogany Acquisition Corp., a wholly-owned subsidiary of Takeda America Holdings, Inc., has commenced a tender offer today for all of the outstanding shares of Millennium common stock at $25.00 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Millennium's outstanding shares on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws in the United States and obtaining required approvals or clearances under applicable antitrust laws in Germany and Austria. Following the consummation of the tender offer and subject to the terms and conditions set forth in the Merger Agreement, Mahogany Acquisition Corp. will merge with and into Millennium and Millennium will become a wholly-owned subsidiary of Takeda America Holdings, Inc. In the merger, the shares of Millennium common stock that remaining outstanding following the consummation of the tender offer will be converted into the right to receive $25.00 per share in cash.

        The Millennium Board of Directors: (1) declared that the Merger Agreement and the transaction contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Millennium and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger; (3) approved and adopted an amendment to the Rights Agreement, dated as of April 5, 2001, between Millennium and Computershare Limited Trust Company, N.A. (as successor to State Street Bank and Trust Company, N.A.), as Rights Agent, that has the effect of rendering the Preferred Stock Purchase Rights issued thereunder inapplicable to the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger; and (4) recommended that Millennium's stockholders tender their shares of Millennium common stock pursuant to the tender offer.

        In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Mahogany Acquisition Corp.'s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

        The directors and management of Millennium thank you for the support you have given Millennium over the years.

Sincerely,

Deborah Dunsire, M.D. President and Chief Executive Officer

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  Exhibit (a)(9)